Mark E. Crone Managing Partner mcrone@cronelawgroup.com

September 18, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation
Registration Statement on Form S-1
Submitted July 11, 2024
File No. 333-280762

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated August 9, 2024, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on July 11, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1

Cautionary Note Regarding Forward-Looking Statements, page 1

1.	We note your disclosure on page 7 and elsewhere in your prospectus that your shares of common stock are subject to the “penny stock” rules of the SEC. Since your common stock is considered a penny stock, reliance upon the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995 found in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act does not apply to you. Please revise to remove these references.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 1.

Risks Associated with Mining Business, page 8

2.	We note that you intend on focusing your exploration of property located in south-central Idaho. Please discuss any risks associated with operating in one geographic area.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 8.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2024

3.	If material, please revise your disclosure to discuss the risks to your business and operations related to climate change, including, but not limited to, an increase in catastrophic events related to climate change, or existing or pending legislation or regulation that relates to climate change.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 11.

Risk Factors

Risks Relating to this Offering, page 13

4.	We note the shares of common stock being offered in this prospectus represent a substantial percentage of your outstanding common stock. Please revise your risk factor disclosure to discuss related risks.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 13.

Plan of Distribution, page 22

5.	We note your disclosure on page 22 that your selling securityholders may sell their securities pursuant to any method permitted by applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 23.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

6.	Please expand on the revenues you expect to offset expenses during the next twelve months of operations, given that you historically have had no revenue.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 25.

Recently Adopted Accounting Policies, page 29

7.	Please update your discussion of the adoption of ASU No. 2020-06, given that it was adopted by you on February 1, 2024.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 29.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2024

Description of Business, page 30

8.	We note your disclosure on page 10 that mineral exploration and extraction are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Please expand your disclosure to describe these regulations to the extent they are material to your business and operations.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 35.

Description of Business, page 34

9.	Please revise to remove estimates that are not S-K 1300 compliant, such as the historical resources and related cost estimates found on page 34 of your registration statement.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 34.

10.	Please revise to include the information required under Item 1304(b) of Regulation S-K, including:

● the location, accurate to within one mile, using an easily recognizable coordinate system,

● the total cost or book value of the property, and

● a brief description of any significant encumbrances to the property, including current and future permitting requirements and the associated timelines and conditions.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on pages 30, 35, 37 and 40.

Current Planned Working Programs, page 36

11.	We note your disclosure regarding the completion of the updated PEA and, pending issuance by the USFS of approval of the Company’s Plan of Operations under an Environmental Assessment expected to be published in April 2024, you intend to proceed with additional exploration. Please revise to disclose the status of this approval, and provide applicable risk factor disclosure regarding any impact on your planned operations should such approval not be issued.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on pages 9 and 35.

12.	We note that you have signed an agreement to test CuMo material with MineSense, Technologies Ltd. and have contracted with SGS Bateman, Inc. to undertake metallurgical test work and act as lead author, to publish an updated PEA. Please expand your disclosure to provide the material terms of these agreements.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 36.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2024

Management, page 41

13.	Please clarify whether your executive officers are currently working full-time for the company, and the number of hours per week that they devote to your operations. If applicable, please also provide a risk factor that addresses limitations on the time and attention that your officers are able to devote to the company, any potential conflicts of interest as a result of such activity, and any procedures for addressing potential conflicts of interest. Refer to Item 401(e) of Regulation S-K.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 44.

Experts, page 51

14.	Please revise to indicate that GreenGrowth CPAs audited the fiscal year January 31, 2024 financial statements. Additionally, revise the change in fiscal year end to indicate from December 31st of each year to January 31st, rather than from January 31st of each year to January 31st. Finally, indicate that Turner, Stone & Company was engaged on March 27, 2023 to audit the year ended January 31, 2023.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 51.

Index to Consolidated Financial Statements, page F-1

15.	Since you state on page 51 under Experts that the financial statements for the quarter ended April 30, 2024 were reviewed by GreenGrowth CPAs, please provide a report from GreenGrowth CPAs for the review of the April 30, 2024 interim financial statements. Refer to Rule 8-03 of Regulation S-X.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 51.

Consolidated Statements of Cash Flows, page F-7 16.

16.	Please tell us the nature of Expenses paid by parent company of $395,735 and why they are removed from the net loss.

Response: The Company respectfully advises the Staff that International CuMo Mining Corporation (now Idaho Copper Corporation), an Idaho corporation (“ICUMO”), was previously a wholly owned subsidiary of Multimetal Development Limited, a British Columbia corporation (“Multimetal”). The financials, as reported in the Form 10-K, as of January 31, 2022, were comprised solely of ICUMO. Multimetal had paid expenses on behalf of ICUMO.

The $395,735 was not removed from the net loss as it was included as a reconciling item in the “Adjustments” to reconcile net loss to net cash used in operating activities on the Consolidated Statements of Cash Flows. The amount was treated as an equity contribution.

The $395,735 was used primarily for professional fees and other operating expenses.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2024

17.	We note Proceeds from a note payable of $316,000 in 2023. Please tell us where such note is recorded on the Balance Sheet at January 31, 2023.

Response: We respectfully advise the Staff that the proceeds were $361,000, which was recorded in non-current convertible notes payable, net of discounts ($325,000), and non-current bond liabilities ($36,000) on the Balance Sheet as of January 31, 2023.

18.	We note that Convertible notes payable increased by $405,570 between 2023 and 2024 per the Balance Sheet on page F-4. However, the Statements of Cash Flows for 2024 shows proceeds of $202,200. Please explain the difference.

Response: We respectfully advise the Staff as follows:

The convertible notes payable increased a net of $405,570 which was reflected on the Consolidated Statements of Cash Flows as:

(i)	an increase of $261,062 related to amortization of beneficial conversion feature (as reported on a separate line item on the Consolidated Statements of Cash Flows).
(ii)	an increase of $45,266 related to the amortization of debt discount (as reported on a separate line item on the Consolidated Statements of Cash Flows).
(iii)	a decrease of $1,000 related to accounts payable and accrued expenses.
(iv)	an increase of $1,887 related to accrued expenses – related party.
(v)	an increase of $98,354 related to the proceeds from convertible notes payable.

Note 2 - Summary of Significant Accounting Policies, page F-8

19.	Given that the company has no Unproven Mineral Rights Interests nor Long-lived Assets, please consider re-wording the policies associated with these assets here, on pages 28 and 29 and pages F-23 and F-24 to indicate these will be the policies when you have such assets.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on pages 29, F-10, F-11, F-23 and F-24.

Note 3 - Reclamation Bonds and Provisions, page F-12

20.	We note your disclosure in Note 3 that you have recorded provisions for estimated reclamation costs and that such provisions are comprised of deposits to the Bureau of Land Management, the United States Forest Service, the third-party provider of the surety, and other agencies. Additionally, we note your accounting policy on page F-11 for Reclamation Provision, which indicates that at January 31, 2024, there are no costs, as production has not yet commenced. Please reconcile these disclosures and tell us how much the provision is and where such provision is located on the Balance Sheet at January 31, 2024.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-12.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2024

Note 4 - Convertible Notes, page F-12

21.	Please clarify or revise to clearly describe the property noted as collateral in the table in Note 4 for each of your convertible notes. In this regard, we note no property asset in your balance sheet.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-12.

22.	Please explain in more detail the transactions that resulted in the issuance of replacement notes and warrants for the issued and outstanding convertible notes and warrants of ICUMO that led to the recognition of a loss on extinguishment of liabilities in stock-based compensation of approximately $ 1,774,000 during the year ended January 31, 2023.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-12.

Note 5 - Bond Liabilities, page F-13

23.	Please revise to describe the nature of these bond liabilities and how they were originated. In addition, disclose the key features of these liabilities including, if any, but not limited to, payment installment, interest rate, payment and due dates, and the accounting for these bond liabilities. See ASC 470-10-50.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-13.

Note 7 - Stockholders’ Equity, page F-13

24.	We note you entered into Unit Subscription Purchase Agreements with purchasers for an aggregate of 23 Units at a price of $12,000 per Unit on January 12, 2024. We also note from page 3 that from August 14, 2023 through December 11, 2023 you entered into Subscription Agreements with purchasers for 23 Units at a price of $12,000 per Unit. Please clarify the date of the Unit Subscription Purchase Agreement.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-13.

25.	We note the disclosures regarding executive compensation in Notes 6 and 7 on page F-13 and on page 43. Please reconcile for us the compensation detailed on page 43 of $467,000 in 2023 and $806,667 in 2024 with the amounts shown as Payroll and related expenses in the Statements of Operations on page F-5 for the same periods. In this regard, address how much is stock-based compensation versus payroll expense.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-13.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2024

Note 10 - Subsequent Events, page F-20

26.	Please reconcile the change in shares of common stock outstanding of 3,265,665 from those at April 30, 2024 of 247,017,097 as noted on page F-17 to those as of the date of the filing of 250,282,762 on page 5. In this regard, we note 2,713,576 shares issued subsequent to April 30, 2024, as disclosed in Note 10 on page F-29. Address the 552,089 shares difference.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-20. The amount of shares as of April 30, 2024, as reported on the unaudited consolidated financial statements, was 247,017,097. The subsequent events, as reported in Note 10, accounted for a total of 2,7813,576 shares (1,041,667 shares and 1,671,909 shares). The total on the cover page should have been 249,730,673.

Note 8 - Commitments and Contingencies, page F-28

27.	In the last paragraph, please correct the years detailed from December 31, 2022 and 2021 to the periods of the financial statements presented and remove the reference to exchange rates, as that disclosure does not appear applicable. Additionally, tell us the accounting treatment of the $100,000 payment made in March 2024. Finally, address the difference between your disclosure of rent expense in this Note versus the amounts in the Statements of Operations on page F-18.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-15 and F-29.

Item 13. Other Expenses of Issuance and Distribution, page II-1

28.	Please correct the total for the table presented.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page II-1.

Exhibits

96.1, page II-2

29.	We note that your technical report summary includes multiple qualified persons in Table 2-1. It appears that each of the named individuals is responsible for various sections of the technical report summary, and that the qualified persons and author(s) are referenced throughout the report. For example, on page 69, the primary QP for section 10 is named and on page 81, the qualified person responsible for section 11 is named. Consistent with Item 1302(b)(1)(i) of Regulation S-K, if more than one qualified person has prepared the technical report summary, each qualified person must sign and date the technical report summary, and the technical report summary must also clearly delineate the section or sections prepared by each qualified person. Please revise as necessary.

Response: The technical report summary has been revised in accordance with the comments of the Staff in exhibit 96.1, page II-2 and all other authors have been removed. Mr. Dykes is the sole qualified person.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2024

30.	Please file the written consent of your qualified person(s), as required by Item 1302(b)(4)(iv) of Regulation S-K.

Response: The technical report summary has been revised in accordance with the comments of the Staff and Mr. Dykes’ consent has been added as exhibit 23.4.

31.	Please substantially revise your technical report summary to refer to the report as an initial assessment, rather than a preliminary economic assessment.

Response: The technical report summary has been revised in accordance with the comments of the Staff in exhibit 96.1, pages 1, 6, 23, 28 and 120.

32.	Please revise the technical report summary to include the accuracy and contingency levels in the initial assessment associated with the cost estimates, as required by Item 1302(d)(4)(i) of Regulation S-K.

Response: The technical report summary has been revised in accordance with the comments of the Staff in exhibit 96.1, page 1.

33.	Please revise your technical report summary to remove estimates that are not S-K 1300 compliant, such as the historical estimates on page 32.

Response: The technical report summary has been revised in accordance with the comments of the Staff in exhibit 96.1, page 32.

34.	Please revise your technical report summary to include at least one stratigraphic column as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Response: The Company respectfully advises the Staff that, in this instance, there cannot be a stratigraphic column in an intrusive complex as there is no stratigraphy for CuMo. Please also note the geology plan and certain cross sections are provided.

35.	Please revise your technical report summary to include a plan view showing the locations of all drill holes and other samples as required by Item 601(b)(96)(iii)(B)(7)(v) of Regulation S-K.

Response: The technical report summary has been revised in accordance with the comments of the Staff in exhibit 96.1, page 54.

36.	Please revise your technical report summary to include all cut-off grade assumptions, including costs, as required by Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.

Response: The Company respectfully advises the Staff that this item also refers to costs and metal prices used. Metal price assumptions are currently described in TRS Table 1-1: Metal prices for resource estimation. In addition, please note TRS Table 22-5: Pricing assumptions for economic analysis sets forth the metals prices assumptions used for the life of mine economic evaluation.

Cut-off grades for resources used in the economic analysis are contained in TRS Tables 1-1 to 1-6, and are described in terms of Recoverable Metal Value (RCV), which is the total value of the metals contained in the resources at various cut-offs. The base case economic analysis used an RCV cut-off of $5 per ton.

Costs utilized for the economic analysis are found in Table 22-7 (Capital costs) and Table 22-8 (Operating costs), all contained within Article 19--Economic Analysis.

37.	Please revise to include the information required by Item 601(b)(96)(iii)(B)(11)(v) and Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

Response: The technical report summary has been revised in accordance with the comments of the Staff. Section 1.10.1 as amended includes the required disclosures regarding uncertainties associated with mineral resource categorization, including  recoveries, data interpretation, modelling and estimation. The revised section also includes the opinion of the QP reflecting the potential that additional work can help resolve these uncertainties.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 18, 2024

38.	Please revise your technical report summary to ensure the nomenclature for all tables and figures is correct. For example we are unable to locate Table 14-1 on page 81 and Figure 22-1 on page 151.

Response: The technical report summary has been revised in accordance with the comments of the Staff. Figure 22-1a is on page 167 and table 14-1 is on page 94.

39.	Please revise your technical report summary to use the definitions found under Item 1300 of Regulation S-K. For example on page 93 you have included CIM definitions, rather than S-K 1300 definitions.

Response: The technical report summary has been revised in accordance with the comments of the Staff and the definitions have been modified.

40.	We note that you have included inferred resources in your cash flow model. Please revise your technical report summary to include all information required under Item 1302(d)(4)(ii) of Regulation S-K.

Response: The technical report summary has been revised in accordance with the comments of the Staff. Section 1.9.2 reflects a total of 12.4% of the resources included in the economic analysis. Tables 1-7a and 22-1a reflect the projected economics with inferred resources included, and Tables 1-7b and 22-1b show the projected economics with inferred resources excluded.

96.2, page II-2

41.	In subsequent revisions of your registration statement please remove the exhibit containing your preliminary economic assessment. This report is not S-K 1300 compliant and should not be filed with your registration statement.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff and the preliminary economic assessment has been removed as an exhibit.

Recent Sales of Unregistered Securities, page II-2

42.	We note your disclosures in this section appear to be incomplete. In this regard, you disclose that you “have issued the following securities that were not registered under the Securities Act,” however, no such securities are included. Please revise to clarify and provide all disclosure required under Item 701 of Regulation S-K.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page II-2.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Cassi Olson
Cassi Olson

cc: Steven Rudofsky

Chief Executive Officer